  Exhibit 99.1

CORDOVACANN ANNOUNCES CLOSING OF
NON-BROKERED PRIVATE PLACEMENT

TORONTO, ONTARIO, March 12, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”) is pleased to announce that it has completed a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 890,074 common shares of the Company at a price of $0.84 United States Dollars (USD) per common share for gross proceeds of USD $747,662. The proceeds of the Offering are expected to be used to advance ongoing product development and growth initiatives in the cannabis industry and for general corporate purposes and working capital needs.

The common shares sold under the Offering are subject to a four month hold period which, under applicable Canadian securities laws, expires on July 13, 2018, and such further restrictions as may apply under foreign securities laws.

The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase common shares or any other securities of the Company. All references to dollar amounts in this press release are in United States Dollars unless stated otherwise.

About CordovaCann Corp.
CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements
Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Chief Executive Officer
T: (917) 843-2169
E: taz@cordovacann.com